Linkwell Corporation
1104, Jiatang Road, Jiading District
Shanghai, China 201807

December 12, 2008

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Attention: Dale Welcome / John Cash

RE: Linkwell Corporation
Form 10KSB for the Fiscal Year Ended December 31, 2007
Form 10Q for the Fiscal Quarter Ended June 30, 2008
File No.000-24977

Ladies and Gentlemen:

Linkwell Corporation (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission) an amended Form 10KSB/A and an amended From 10Q/A in response to the Commission’s comments dated November 14, 2008 (the “Comment Letter”), with reference to the Company’s Form 10KSB filed with the Commission on April 15, 2008, and 10Q filed with the Commission on August 26, 2008.

The Company responds to all of the Commission’s comments as follows:

1-Comment:

In future filing, please expand your discussion of net revenue to more fully describe and quantify the specific factors that contributed to the fluctuation in your revenue from period-to-period For example, you should quantify the impact that changes in units sold and / or changes in selling price had on sales of your disinfectant products.

Response:

As requested, the Company will expand its discussion on the reason of net revenue fluctuations.

2-Comment:

In future filing, please disclose and quantify the reasons for any significant changes in your cost of revenue and operating expenses from period-to-period. You should also ensure that you explain the majority of the increases or decreases in each line item. We remind you that management’s discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the Company’s financial statements that enables investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the Company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Response:

As requested, the Company will expand its discussion on the reason of the fluctuations on cost of revenues and operating expenses as indicated.

3-Comment:

In future filing, please expand your discussion to address the underlying reasons for the significant year-to-year changes in your working capital items.

Response:

As requested, the Company will expand its discussion on the reason for the significant changes on working capital from period to period.

4-Comment:

We noted that you both received proceeds from and repaid loans payable of $699,210 during the year ended December 31, 2007. Please tell us how these financing activities reconcile with the loan payable balances recorded on your consolidated balance sheets at December 31, 2007 and December 31, 2006.

Response:

The proceeds and repayment of loan payable during year 2007 are both RMB5 million.  The balances as of December 31, 2007 and 2006 are both RMB 5.1 million as well.  However, the balance was translated into USD equivalent at different exchange rate as of two year end date, which resulted $699,210 at December 31, 2007, while $652,382 at December 31, 2006. However, the Company adopted 2007 year end exchange rate to calculate the cash flow during the period. That’s why the proceeds and repayment amount are same as the balance of December 31, 2007.

5-Comment:

You mentioned that “the Company’s revenues from the sale of products to related parties are recorded when the goods are shipped which occurs simultaneously with the shipment being made by our related parties to their customers. Upon shipment, title passes, and collectability is reasonable assured.” Please help us to better understand how you recognize revenue with your related parties, including telling how your goods are shipped simultaneously with the shipment being made by the related party to their customer and bow this policy complies with SAB No.104.

Response:

The sales to related parties are consignment sales, so that the related parties’ sales will not be recognized until the goods are accepted by ending customers.

We have changed this kind of business model since the beginning of 2008. Now we recognize revenue upon the shipment to the related parties with the invoice being issued simultaneously.

6-Comment:

We note your disclosure that you had a registration rights penalty payable of $120,000 at December 31, 2006 and other income of $117,000 at December 31, 2007 related to your Series B Preferred Stock offering. Please help us understand how these amounts reconcile to your consolidated statements of operations. In this regard, it only appears that you have recognized an expense of $76,000 in fiscal 2006.

Response:

The Company recognized $44,000 as part of its registration rights penalty in 2005. In Note 1, Page F-11 of the 10KSB of 2005, the Company disclosed “At December 31, 2005, the Company recorded a registration rights penalty expense of $44,000, which has been included on the accompanying consolidated balance sheet in accounts payable and accrued expenses”. Adding the penalty expense of $44,000 and $76,000 in 2005 and 2006 respectively, the total penalty is $120,000.

7-Comment:

We note that your certifications omit the language in paragraph 4 which refers to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K. This language became required when you included a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 8A(a) of your Form 10-KSB for the fiscal year ended December 31, 2007. See Release No.33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies for guidance. Please revise all future filings to include the aforementioned language in your certifications.

Response:

The Company will correct it in its future filings.

8-Comment:

Please help us understand why the December 31, 2007 amounts do not agree with the amounts you reported in your Form 10-KSB for the fiscal year ended December 31, 2007.

Response:

The Company disposed one of its subsidiary during the first six months ended June 30, 2008.  In order to present the balance sheet of December 31, 2007 to be comparable with the balance sheet of June 30, 2008, the Company reclassified all assets and liabilities of the disposed subsidiary into assets pending for sale of $209,117. The Note 7 in the 10Q end June 30, 2008 has the details of the discontinued operations.

9-Comment:

Please supplemental tell us and disclose in future filings how you determined the amount recorded and the accounting treatment for the put and call options issued to Ecolab in May 2008, as well as cite the authoritative literature you used to determine such treatment.

Response:

The Company determined the amount at the fair market value of such option.  There are two options, one is put option and the other is call option.  The call option is conditioned option so that we did not calculate its value as the condition is not going into effect yet.  The put option is exercisable.

Pursuant to the terms of the Stockholders Agreement, Ecolab has an option (“Put Option”) to sell the 888,889 shares (“Shares”) of common stock, par value $0.001, of Linkwell Tech Ecolab purchased under the Stock Purchase Agreement, back to Linkwell Tech in exchange for, as determined by Linkwell Corp., cash in the amount of $2,400,000 or the lesser of (a) 10,000,000 shares of Linkwell Corp. common stock, or (b) such number of shares of Linkwell Corp. common stock as is determined by dividing (i) 3,500,000 by (ii) the average daily closing price of Linkwell Corp. common stock for the twenty days on which Linkwell Corp. shares of common stock were traded on the OTC Bulletin Board prior to the date the Put Option is exercised (“Put Shares”).

Becasue the Company has the right to choose the way of exercise such option, the Company will chose the lower cost of $2.4 million and 10 million shares regardless of market price as exercise day.  As such, the maximum cost to the Company is $2.4 million. On the other hand, Ecolab will ask to exercise such option because at least of $2.4 million proceeds compared to its cost of $2 million.  Consequently, the Company believed that the benefit granted to Ecolab is $400,000, which is $2.4 million minus $2 million.  Such benefit is fair value of such option. However, as the Company already recorded minority interest to Ecolab of $16,773 in the balance sheet, the derivative payable to Ecolab is $383,227.

The Company will demonstrate its calculation method in its future filing.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in connection with your review of our filing or in response to your comments on our filings.

   Very truly yours,

/s/Xuelian Bian
Xuelian Bian, CEO